Exhibit 99.1

Mindray Announces 2014 Fourth Quarter and Full Year Results

SHENZHEN, China, March 9, 2015 -- Mindray Medical International Limited (“Mindray”, NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Highlights for Fourth Quarter and Full Year 2014

-	Full year net revenues increased 9.0% year-over-year to $1.3 billion.
°	China net revenues rose 10.1% to $606.7 million for the full year. International sales reached $716.1 million, representing an 8.0% increase from a year ago.
°	In the fourth quarter, China net revenues increased 13.9% year-over-year to $182.7 million, while Western Europe sales achieved double-digit net revenue growth from a year ago.
°	Reagent net revenues continued to climb in the fourth quarter, contributing 48.2% to the IVD segment, up from 41.4% in the same period last year and 44.2% in the previous quarter.
-	Net operating cash inflow for the full year grew 7.3% to $330.5 million.
-	Introduced eight new products along with several reagents in 2014, including the first cellular analysis line in hematology and a new portable color ultrasound system.
-	Declared dividend of $0.40 per share.

"In 2014, Mindray continued to focus on innovation and strengthening its core competencies in the face of a tough operating environment across major markets. Western Europe remained a bright spot and its growth reflected the success of our investments over the last few years. The IVD segment performed well, largely driven by reagents sales increase. Longer term, we remain upbeat about our IVD business, based on the ramp up of our higher-end products and our ability to offer total solutions to customers," commented Mr. Cheng Minghe, Mindray's Co-Chief Executive Officer and Chief Strategic Officer. "We invested more in R&D and introduced eight new products to the market during the year. The continued dividend payout demonstrated our commitment to returning capital to our shareholders despite the challenges we faced."

SUMMARY – Fourth Quarter and Year Ended December 31, 2014

	Three Months Ended			Year Ended
(in $ millions, except per-share data, unaudited)	December 31			December 31
	2014	2013	% chg	2014	2013	% chg
Net Revenues	399.0	368.4	8.3%	1,322.8	1,214.0	9.0%
Net Revenues Generated in China	182.7	160.4	13.9%	606.7	551.2	10.1%
Net Revenues Generated in International Markets	216.2	208.0	3.9%	716.1	662.8	8.0%
Gross Profit	220.4	205.9	7.1%	738.5	686.6	7.6%
Non-GAAP Gross Profit	222.4	208.0	6.9%	747.1	694.7	7.5%
Operating Income	53.4	54.0	-1.0%	192.5	210.2	-8.4%
Non-GAAP Operating Income	61.9	75.8	-18.3%	230.3	252.7	-8.9%
EBITDA	74.4	69.5	7.1%	254.9	262.9	-3.1%
Net Income[1]	52.0	75.2	-30.9%	193.3	224.8	-14.0%
Non-GAAP Net Income[1]	59.7	73.9	-19.1%	228.2	264.1	-13.6%
Non-GAAP Net Income[2] (ex tax benefit)	58.4	65.7	-11.1%	222.1	236.6	-6.1%
Diluted EPS	0.44	0.63	-29.9%	1.63	1.87	-12.8%
Non-GAAP Diluted EPS	0.50	0.62	-18.0%	1.93	2.20	-12.4%

1 For this press release, net income and non-GAAP net income refer to GAAP net income attributable to the Company and Non-GAAP net income attributable to the Company as stated in exhibit below, respectively.

2 The non-GAAP net income (ex tax benefit) excludes the tax benefits of $7.4 million and $26.8 million recognized respectively in the fourth quarter and full year of 2013 in relation to the nationwide key software enterprise status for the calendar years 2011, 2012 and 2013; and $1.3 million and $5.9 million recognized respectively in the fourth quarter and full year of 2014 in relation to the nationwide key software enterprise status for the calendar year 2014; and the non-GAAP tax benefits of $0.7 million recognized both in the fourth quarter and full year of 2013 in relation to dispute charges; and $0.1 million and $0.2 million recognized respectively in the fourth quarter and full year of 2014 in relation to dispute related legal fees.

Fourth Quarter 2014 Results

Net Revenues

Mindray reported net revenues of $399.0 million for the fourth quarter of 2014, an 8.3% increase from the fourth quarter of 2013.

-	Net revenues generated in China increased 13.9% year-over-year to $182.7 million.
-	Net revenues generated in the international markets increased 3.9% year-over-year to $216.2 million.

Performance by Segment

Patient Monitoring and Life Support Products: Net revenues in this segment increased 5.0% year-over-year to $149.8 million, contributing 37.6% to total net revenues in this quarter.

In-Vitro Diagnostic Products: Net revenues in this segment increased 7.7% year-over-year to $103.4 million, contributing 25.9% to total net revenues in this quarter. Reagents sales represented 48.2% of this segment’s net revenues.

Medical Imaging Systems: Net revenues in this segment increased 11.9% from a year ago to $108.6 million, contributing 27.2% to total net revenues in this quarter.

Others: Other net revenues increased 13.5% year-over-year to $37.2 million, contributing 9.3% to total net revenues in this quarter. Other net revenues mainly include sales from the orthopedics business, service revenues from extended warranties, sales of accessories and repair-service revenues for the post-warranty period.

Gross Profit

Fourth quarter 2014 gross profit was $220.4 million, a 7.1% increase year-over-year. Gross margin was 55.3% in the fourth quarter of 2014 compared to 55.9% in the fourth quarter of 2013 and 56.3% in the third quarter of 2014. Fourth quarter 2014 non-GAAP gross profit was $222.4 million, a 6.9% increase from the fourth quarter of 2013. Non-GAAP gross margin was 55.8% in the fourth quarter of 2014 compared to 56.5% in the fourth quarter of 2013 and 57.0% in the third quarter of 2014.

Operating Expenses

Selling expenses for the fourth quarter of 2014 were $77.9 million, or 19.5% of total net revenues, compared to 16.7% in the fourth quarter of 2013 and 20.3% in the third quarter of 2014. Non-GAAP selling expenses for the fourth quarter of 2014 were $75.0 million, or 18.8% of total net revenues, compared to 16.1% in the fourth quarter of 2013 and 18.9% in the third quarter of 2014.

General and administrative expenses for the fourth quarter of 2014 were $40.3 million, or 10.1% of total net revenues, compared to 13.5% in the fourth quarter of 2013 and 12.1% in the third quarter of 2014. Non-GAAP general and administrative expenses for the fourth quarter of 2014 were $37.8 million, or 9.5% of total net revenues, compared to 9.1% in the fourth quarter of 2013 and 11.1% in the third quarter of 2014.

Research and development expenses for the fourth quarter of 2014 were $48.8 million, or 12.2% of total net revenues, compared to 11.1% in the fourth quarter of 2013 and 10.6% in the third quarter of 2014. Non-GAAP research and development expenses for the fourth quarter of 2014 were $47.7 million, or 12.0% of total net revenues, compared to 10.7% in the fourth quarter of 2013 and 10.2% in the third quarter of 2014.

Total share-based compensation expenses for the fourth quarter of 2014, which were allocated to cost of revenues and related operating expenses, were $3.6 million, compared to $3.8 million in the fourth quarter of 2013 and $4.9 million in the third quarter of 2014.

Operating Income

Operating income for the fourth quarter of 2014 was $53.4 million, a 1.0% decrease from the fourth quarter of 2013. Operating margin was 13.4% in the fourth quarter of 2014, compared to 14.6% in the fourth quarter of 2013 and unchanged from the third quarter of 2014. Non-GAAP operating income for the fourth quarter of 2014 was $61.9 million, an 18.3% decrease from the fourth quarter of 2013. Non-GAAP operating margin was 15.5% in the fourth quarter of 2014, compared to 20.6% in the fourth quarter of 2013 and 16.8% in the third quarter of 2014.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Fourth quarter 2014 EBITDA increased 7.1% year-over-year to $74.4 million.

Net Income

Fourth quarter 2014 net income decreased 30.9% from a year ago to $52.0 million. Net margin was 13.0% in the fourth quarter of 2014, compared to 20.4% in the fourth quarter of 2013 and 14.2% in the third quarter of 2014. Fourth quarter 2014 non-GAAP net income decreased 19.1% year-over-year to $59.7 million. Non-GAAP net margin was 15.0% in the fourth quarter of 2014, compared to 20.0% in the fourth quarter of 2013 and 17.3% in the third quarter of 2014. Fourth quarter 2014 income tax expense was $16.8 million, representing an effective tax rate of 23.9%.

Excluding the tax benefits related to the nationwide key software enterprise status, fourth quarter 2014 non-GAAP net income decreased 11.1% year-over-year to $58.4 million and non-GAAP net margin in the fourth quarter of 2014 was 14.6%, compared to 17.8% in the fourth quarter of 2013 and 16.9% in the third quarter of 2014.

Fourth quarter 2014 basic and diluted earnings per share were both $0.44, compared to $0.64 and $0.63 respectively in the fourth quarter of 2013. Fourth quarter 2014 basic and diluted non-GAAP earnings per share were $0.51 and $0.50, compared to $0.62 for both in the fourth quarter of 2013. Excluding the tax benefits, diluted non-GAAP earnings per share was $0.49 in the fourth quarter of 2014, compared to $0.55 in the fourth quarter of 2013. Shares used in the computation of diluted earnings per share for the fourth quarter of 2014 were approximately 118.4 million.

Other Selected Data

Accounts receivable turnover days were 48 days in the fourth quarter of 2014, improved from 50 days in the fourth quarter of 2013 and 55 days in the third quarter of 2014. Inventory turnover days were 82 days in the fourth quarter of 2014, compared to 79 days in the fourth quarter of 2013 and 106 days in the third quarter of 2014. Accounts payable turnover days were 54 days in the fourth quarter of 2014, unchanged from the fourth quarter of 2013 and compared to 67 days in the third quarter of 2014. Mindray calculates the above working capital days using the average of beginning and ending net balances of the quarter.

As of December 31, 2014, the company had a total of $1.1 billion in cash and cash equivalents, and short-term investments as compared to $1.2 billion as of December 31, 2013 and $1.0 billion as of September 30, 2014. Net cash generated by operating activities and net cash outflow for capital expenditures for the fourth quarter of 2014 were $140.7 million and $28.0 million, respectively.

As of December 31, 2014, the company had more than 8,200 employees, including those from acquired businesses.

Full Year 2014 Results

Mindray reported net revenues of $1.3 billion for the full year 2014, a 9.0% increase from the full year 2013.

-	Net revenues generated in China for the full year 2014 increased 10.1% year-over-year to $606.7 million.
-	Net revenues generated in the international markets for the full year 2014 increased 8.0% from a year ago to $716.1 million.

Full year 2014 EBITDA decreased 3.1% to $254.9 million from full year 2013.

Full year 2014 net income decreased 14.0% to $193.3 million from a year ago. Net margin for full year 2014 was 14.6% compared to 18.5% in 2013. Full year 2014 non-GAAP net income decreased 13.6% to $228.2 million from 2013. Non-GAAP net margin for full year 2014 was 17.2% compared to 21.8% in 2013. Full year 2014 income tax expense was $35.5 million, representing an effective tax rate of 15.1%.

Excluding tax benefits, full year 2014 non-GAAP net income decreased 6.1% year-over-year to $222.1 million and non-GAAP net margin was 16.8% in 2014 compared to 19.5% in 2013. Full year 2014 diluted earnings per share decreased 12.8% to $1.63 from $1.87 in 2013. Full year 2014 non-GAAP diluted earnings per share decreased 12.4% to $1.93 from $2.20 in 2013. Excluding the tax benefits, full year 2014 diluted non-GAAP earnings per share was $1.88, down 4.8% compared to $1.97 in 2013.

Dividend Declaration

Mindray’s board of directors has declared a cash dividend on its ordinary shares of $0.40 per share, based on the company’s net income for the full year 2014. The cash dividend will be payable on or around March 31, 2015 to shareholders of record as of March 19, 2015. The company has approximately 118 million outstanding ordinary shares as of February 27, 2015.

Business Outlook for Full Year 2015

The company anticipates its full year 2015 net revenues to grow by a mid-single digit percentage over its full year 2014 net revenues. The company also expects its full year 2015 non-GAAP net income to decrease by a high-single digit percentage over its full year 2014 non-GAAP net income. This guidance excludes the tax benefits related to the nationwide key software enterprise status and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company expects its capital expenditure for 2015 to be around $150 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

Board of Directors Change

Separately, the company announced that the Board of Directors has appointed Mr. Li Xiting as Executive Chairman of the Board. Mr. Li is President, Co-Chief Executive Officer and Director of the Board. Mr. Xu Hang will continue to serve as Chairman of the Board.

“As we continue to grow in today’s volatile market environment, the Board and I decided that it is best for Mr. Li to lead the Board as Executive Chairman,” said Mr. Xu, “As a significant shareholder, I am fully confident in Mr. Li’s ability to fulfill his new role and steer the company to the next level. I look forward to working closely with Mr. Li to ensure the future success of our company.”

“I am honored to accept this new appointment,” said Mr. Li. “As I continue to lead the company, I am fully aware of our near-term challenges as management expects headwinds to persist in our key markets. Nevertheless, we will continue to drive our long-term growth by investing in our core capabilities, strengthening our competitive position, improving our operational efficiency, and searching for M&A and other growth opportunities. We believe these long-term corporate strategies will lay a strong foundation for the company for years to come.”

Conference Call Information

Mindray's management will hold an earnings conference call at 8:00 AM on Mar 10, 2015 U.S. Eastern Time (8:00 PM on Mar 10, 2015 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:

United States:	866-519-4004
United Kingdom:	080-8234-6646
Hong Kong:	800-906-601
China:	800-819-0121

Local dial-in numbers:
United States:	+1-845-675-0437
United Kingdom:	+44-20-3059-8139
Hong Kong:	+852-3018-6771
China:	400-620-8038
Passcode for all regions:	Mindray

A replay of the conference call may be accessed by phone at the following numbers until Mar 25, 2015.

U.S. Toll Free:	+1-855-452-5696
International:	+1-646-254-3697
Passcode:	79496488

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com/

Use of Non-GAAP Financial Measures

Mindray's full year 2014 results reported in this release are unaudited and remain subject to the finalization of the company's year-end closing, reporting and audit processes.

Mindray provides gross profit, selling expenses, general and administrative expenses, R&D expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense, acquired intangible assets amortization expense, dispute charges, dispute related legal fees and withholding tax for intra-group fund transfer, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported operation results for the fourth quarter and full year 2014 and its comparative periods on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

–	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.
–	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets, dispute charges, and dispute related legal fees.
–	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

–	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation, dispute charges, and dispute related legal fees.
–	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.
–	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets, dispute charges, dispute related legal fees, and withholding tax for intra-group fund transfer, all net of related tax impact.
–	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.
–	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, income tax provision/benefits, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three months and years ended December 31, 2013 and 2014, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray's anticipated net revenues, non-GAAP net income and capital expenditure for 2015, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, statement about our near term challenges, management’s expectation of headwinds to persist in our key markets, statements that longer term, we remain upbeat about our IVD business, based on the ramp up of our higher-end products and our ability to offer total solutions to customers, that we will continue to drive our long-term growth by investing in our core capabilities, strengthening our competitive position, improving our operational efficiency, and searching for M&A and other growth opportunities, that we believe our long-term corporate strategies will lay a strong foundation for the company for years to come and other statements under “Business Outlook for Full Year 2015” are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; applicable government policies and regulations; our ability to satisfy the requirements imposed by relevant regulatory bodies; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see "Risk Factors" beginning on page 5 of our annual report on Form 20-F which was filed on April 28, 2014. Our results of operations for the fourth quarter of 2014 and the full year ended December 31, 2014 are not necessarily indicative of our operating results for any future periods. The company has not completed its audit of 2014 financial statements and the selected unaudited financial results for the fourth quarter and full year ended December 31, 2014 announced today are subject to adjustments. The anticipated results for the fourth quarter and full year ended December 31, 2014 remain subject to the finalization of the company’s year-end closing, reporting and audit processes, particularly as related to accrued expenses, income taxes, share-based compensation expenses, and expenses and/or amortization of intangible assets. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to "shares" are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

# # #

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As of December 31, 2013	As of December 31, 2014
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 2)	385,224	276,598
Restricted cash (Note 3)	759	7,422
Short-term investments (Note 2)	847,041	816,394
Accounts receivable, net	220,228	222,522
Inventories	138,808	150,642
Value added tax receivables	10,225	3,432
Other receivables	21,512	23,316
Prepayments and deposits	14,310	16,481
Deferred tax assets,net	9,585	14,802
Total current assets	1,647,692	1,531,609

Restricted cash, non-current (Note 3)	17,453	5,061
Other assets	10,755	9,666
Accounts receivables, net, non-current	1,389	3,350
Advances for purchase of property, plant and equipment	18,919	21,840
Property, plant and equipment, net	324,710	412,733
Land use rights, net	59,463	59,057
Intangible assets, net	181,077	175,451
Goodwill	242,476	254,435
Total assets	2,503,934	2,473,202

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	260,000	59,625
Notes payable	10,945	9,234
Accounts payable	93,673	93,523
Advances from customers	28,240	31,396
Salaries payable	91,220	114,583
Other payables and current liabilities	118,951	168,139
Purchase consideration payable	20,457	17,173
Income taxes payable	20,721	20,415
Other taxes payable	12,832	10,342
Total current liabilities	657,039	524,430

Long-term bank loans	215,703	197,585
Other long-term liabilities	7,222	10,670
Deferred tax liabilities, net	45,812	69,233
Total liabilities	925,776	801,918

Shareholders' equity:
Ordinary shares	15	15
Additional paid-in capital	521,617	453,564
Retained earnings	865,676	1,000,257
Accumulated other comprehensive income	150,432	144,120
Treasury stock at cost	(18,792)	-
Total shareholders' equity	1,518,948	1,597,956

Non-controlling interests	59,210	73,328
Total equity	1,578,158	1,671,284
Total liabilities and equity	2,503,934	2,473,202

(1)	Financial information is extracted from the audited financial statements included in the Company’s 2013 annual report on Form 20-F.
(2)	In respect of cash and cash equivalents and short-term investments, there is an aggregate compensating balance arrangement of $241,500 and $189,000 as of December 31, 2013 and December 31, 2014, respectively in relation to the drawings of certain bank loans.
(3)	Restricted cash are mainly those purchase consideration in connection with our acquisitions being held on escrow accounts.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share amounts)

	Three months ended December 31,		Year ended December 31,
	2013	2014	2013	2014
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(Note 1)	(unaudited)
Net revenues
- China	160,401	182,749	551,155	606,745
- International	208,014	216,206	662,832	716,069
Net revenues	368,415	398,955	1,213,987	1,322,814
Cost of revenues	(162,516)	(178,523)	(527,402)	(584,310)
Gross profit	205,899	220,432	686,585	738,504

Selling expenses	(61,374)	(77,898)	(220,589)	(261,965)
General and administrative expenses	(49,565)	(40,332)	(128,308)	(137,016)
Research and development expenses	(40,990)	(48,784)	(127,464)	(146,997)
Income from operations	53,970	53,418	210,224	192,526

Other income, net	3,049	7,138	3,881	9,363
Interest income	10,786	10,998	37,047	38,985
Interest expense	(2,160)	(1,252)	(6,345)	(6,400)
Income before income taxes and non-controlling interests	65,645	70,302	244,807	234,474
Income tax benefits (provision)	11,484	(16,808)	(14,260)	(35,485)
Net income	77,129	53,494	230,547	198,989
Less: Net income attributable to non-controlling interests	(1,913)	(1,501)	(5,793)	(5,697)
Net income attributable to the Company	75,216	51,993	224,754	193,292

Basic earnings per share	0.64	0.44	1.91	1.65

Diluted earnings per share	0.63	0.44	1.87	1.63

Shares used in the computation of:
Basic earnings per share	118,300,560	117,288,346	117,705,414	117,057,116

Diluted earnings per share	120,006,267	118,360,611	120,051,635	118,412,460

(1) Financial information is extracted from the audited financial statements included in the Company’s 2013 annual report on Form 20-F.

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Three months ended December 31,		Year ended December 31,
	2013	2014	2013	2014
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(Note 1)	(unaudited)
Cash flow from operating activities:
Net income	77,129	53,494	230,547	198,989
Adjustments to reconcile net income to net cash provided by operating activities	21,189	27,414	72,293	99,080
Changes in assets and liabilities, net of effects of acquisitions	23,878	59,757	5,078	32,385
Net cash provided by operating activities	122,196	140,665	307,918	330,454

Cash flow from investing activities:
Acquisition cost of subsidiaries, net of cash received	(4,358)	(2,697)	(109,376)	(11,764)
Capital expenditures	(41,901)	(28,016)	(109,080)	(107,124)
Decrease in restricted cash and restricted investment	356	5,160	3,316	4,370
Proceeds from sale of short-term investments	61,088	25,077	652,896	825,839
Increase in short-term investments and changes in other investing activities	(68,152)	(54,510)	(862,297)	(804,159)
Net cash used in investing activities	(52,967)	(54,986)	(424,541)	(92,838)

Cash flow from financing activities:
Repayment of bank loans	-	(4,375)	(35,000)	(214,375)
Proceeds from bank loans	156,715	-	371,715	-
Dividend paid	-	-	(59,070)	(58,711)
Proceeds from exercise of options	491	579	16,091	3,324
Repurchase of ordinary American depositary shares	(42,369)	-	(42,369)	(68,080)
Cash paid to acquire a non-controlling interest	-	(1,079)	-	(5,810)
Cash contribution from a non-controlling interest	-	-	-	655
Net cash provided by (used in) financing activities	114,837	(4,875)	251,367	(342,997)

Net increase (decrease) in cash and cash equivalents	184,066	80,804	134,744	(105,381)
Cash and cash equivalents, beginning of period	200,018	197,384	247,859	385,224
Effect of exchange rate changes on cash and cash equivalents	1,140	(1,590)	2,621	(3,245)
Cash and cash equivalents, end of period	385,224	276,598	385,224	276,598

(1)       Financial information is extracted from the audited financial statements included in the Company’s 2013 annual report on Form 20-F.

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(In thousands of US dollars, except share and per share amounts)

	Three months ended December 31,		Year ended December 31,
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$
Non-GAAP net income attributable to the Company	73,853	59,725	264,073	228,155
Non-GAAP net margin	20.0%	15.0%	21.8%	17.2%
Amortization of acquired intangible assets	(3,272)	(3,389)	(13,024)	(13,773)
Withholding tax for intra-group fund transfer	20,804	-	-	-
Deferred tax impact related to acquired intangible assets	895	619	1,663	2,500
Dispute related legal fees, net of related tax impact	-	(1,380)	-	(3,720)
Dispute charges, net of related tax impact	(13,275)	-	(13,275)	-
Share-based compensation	(3,789)	(3,582)	(14,683)	(19,870)
GAAP net income attributable to the Company	75,216	51,993	224,754	193,292
GAAP net margin	20.4%	13.0%	18.5%	14.6%

Non-GAAP basic earnings per share	0.62	0.51	2.24	1.95
Non-GAAP diluted earnings per share	0.62	0.50	2.20	1.93

GAAP basic earnings per share	0.64	0.44	1.91	1.65
GAAP diluted earnings per share	0.63	0.44	1.87	1.63

Shares used in computation of:
Basic earnings per share	118,300,560	117,288,346	117,705,414	117,057,116
Diluted earnings per share	120,006,267	118,360,611	120,051,635	118,412,460

Non-GAAP operating income	75,781	61,889	252,681	230,269
Non-GAAP operating margin	20.6%	15.5%	20.8%	17.4%
Amortization of acquired intangible assets	(3,272)	(3,389)	(13,024)	(13,773)
Dispute related legal fees	-	(1,500)	-	(4,100)
Dispute charges	(14,750)	-	(14,750)	-
Share-based compensation	(3,789)	(3,582)	(14,683)	(19,870)
GAAP operating income	53,970	53,418	210,224	192,526
GAAP operating margin	14.6%	13.4%	17.3%	14.6%

Non-GAAP gross profit	208,048	222,445	694,689	747,102
Non-GAAP gross margin	56.5%	55.8%	57.2%	56.5%
Amortization of acquired intangible assets	(1,937)	(1,802)	(7,352)	(7,478)
Share-based compensation	(212)	(211)	(752)	(1,120)
GAAP gross profit	205,899	220,432	686,585	738,504
GAAP gross margin	55.9%	55.3%	56.6%	55.8%

Non-GAAP selling expenses	(59,293)	(75,005)	(210,572)	(249,250)
Non-GAAP as % of total net revenues	16.1%	18.8%	17.3%	18.8%
Amortization of acquired intangible assets	(1,335)	(1,587)	(5,672)	(6,295)
Share-based compensation	(746)	(1,306)	(4,345)	(6,420)
GAAP selling expenses	(61,374)	(77,898)	(220,589)	(261,965)
GAAP as % of total net revenues	16.7%	19.5%	18.2%	19.8%

Non-GAAP general and administrative expenses	(33,551)	(37,833)	(108,739)	(125,300)
Non-GAAP as % of total net revenues	9.1%	9.5%	9.0%	9.5%
Dispute related legal fees	-	(1,500)	-	(4,100)
Dispute charges	(14,750)	-	(14,750)	-
Share-based compensation	(1,264)	(999)	(4,819)	(7,616)
GAAP general and administrative expenses	(49,565)	(40,332)	(128,308)	(137,016)
GAAP as % of total net revenues	13.5%	10.1%	10.6%	10.4%

Non-GAAP research and development expenses	(39,423)	(47,718)	(122,697)	(142,283)
Non-GAAP as % of total net revenues	10.7%	12.0%	10.1%	10.8%
Share-based compensation	(1,567)	(1,066)	(4,767)	(4,714)
GAAP research and development expenses	(40,990)	(48,784)	(127,464)	(146,997)
GAAP as % of total net revenues	11.1%	12.2%	10.5%	11.1%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

(In thousands of US dollars)

	Three months ended December 31,		Year ended December 31,
	2013	2014	2013	2014
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to the Company	75,216	51,993	224,754	193,292
Interest income	(10,786)	(10,998)	(37,047)	(38,985)
Interest expense	2,160	1,252	6,345	6,400
Income tax (benefits) provision	(11,484)	16,808	14,260	35,485

Earnings before interest and taxes ("EBIT")	55,106	59,055	208,312	196,192
Depreciation	8,985	9,615	33,499	36,017
Amortization	5,430	5,758	21,079	22,647

Earnings before interest, taxes, depreciation, and amortization ("EBITDA")	69,521	74,428	262,890	254,856